Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wells Fargo & Company:

We consent to the use in the Registration Statement on Form S-8 dated October 28, 2015 of Wells Fargo & Company, related to the Wells Fargo & Company Deferred Compensation Plan, of our reports dated February 25, 2015, with respect to the consolidated balance sheets of Wells Fargo & Company and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference.

/s/ KPMG LLP

San Francisco, California
October 28, 2015